

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2014

Via E-mail
Brian W. Kocher
Principal Executive Officer
ChiquitaFyffes Limited
Riverside One
Sir John Rogerson's Quay
Dublin 2, Ireland

> **Re:** **ChiquitaFyffes Limited**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed July 18, 2014**
> **And Documents Incorporated by Reference**
> **File No. 333-195564**

Dear Mr. Kocher:

We have reviewed your responses to the comments in our letter dated July 14, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your amended filing.

Expense Reimbursement Agreement, page 155

1. We note your response to our prior comment 6 and found your response unpersuasive. It appears that you have provided a summary of the opinion that "Fyffes and Lazard have each confirmed in writing to the Panel that the Expenses Reimbursement Agreement is in the best interests of the Fyffes shareholders in the context of the scheme." Please file a copy of the Lazard opinion as an exhibit or furnish a copy as part of the proxy statement/prospectus. Refer to Item 21(c) of Form S-4. Please also revise Exhibit 99.18 to include the consent of Lazard for the referenced statement on page 156. For guidance, refer to Rule 436 and Securities Act Rules Compliance and Disclosure Interpretation 233.02, available on our website.

Management's Discussion and Analysis of Financial Condition, page 171

2. We note from your response to our prior comment 7 that you have revised page 180 of MD&A to disclose that as of March 31, 2014 you have expensed $500,000 of the fee payable to Lazard. As previously requested, please revise MD&A to disclose how you will account for the remaining $3.5 million fee payable to Lazard in connection with the consummation of the merger transaction.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        David J. Friedman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP